08004937

SEC
Mail Processing
Section

SEP 1 2 2008

Washington, DC
100

PRICER

Setting the ESL Standard

SUPPL

Interim Report January - June 2008

- Order entry decreased to SEK 173 M (236), however, order entry has picked up after the end of the reporting period
- Net sales amounted to SEK 190.6 M (167.0), an increase of 14 percent. Sales amounted to SEK 456 M (407) on an annual moving basis, an increase of 12 percent
- Gross margin improved to 38 (28) percent due to improved market mix of sales and reduced unit costs, partly through favourable currency rates
- Operating result of SEK 22.4 M (-13.9), an improvement of SEK 36 M
- Result after tax of SEK 14.4 M (-14.9) and result per share of SEK 0.01 (-0.01)
- Liquid funds of SEK 73.6 M (52.5)

- Pricer rolls out ESL system to Danish pharmacy chain
- Pricer selected as ESL supplier for Casino's integrated chains
- E. Leclerc Hypermarkets is the first European food retailer to equip complete stores with DotMatrix™ ESL

Subsequent events

- Pricer secures major ESL deals in Italy
- Orders received for ESLs to 62 Franprix supermarkets in France

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Comments from the CEO

"With the slowing of the global retail sector taken in context, I think we have delivered a strong second quarter. Our customers are keeping to their strategic automation plans and increasingly adopting our new DotMatrix™ displays. Our resilience is very much tied to our strong product portfolio. I am especially pleased with the continued improvement in margins and result"

Charles Jackson, CEO Pricer Group

Net sales and result

Order entry amounted to SEK 173 M (236) year to date, and in the second quarter to SEK 75 M (145). At the end of June order back log amounted to approximately SEK 58 M (145), however, order entry has increased in July/August and the order back log is currently in excess of SEK 110 M.

Net sales, mainly to customers in Germany, Japan and France, amounted to SEK 190.6 M (167.0) during the first six months, equivalent to an increase of 14 percent. During the second quarter net sales amounted to SEK 115.2 M (102.9) which is also an increase of 53 percent over the first quarter of the year.

Gross profit increased to SEK 71.9 M (46.7) and the gross margin improved to 38 (28) percent for the half year. During the second quarter gross profit increased to SEK 44.9 M (29.4) and the gross margin to 39 (29) percent which is a record high in the history of Pricer. The stronger gross margin continues mainly to be attributable to an improved market mix of sales and reduced unit costs but also to the weak US-dollar as all purchase is made in US-dollars.

Other operating income of SEK 6.2 M in the first quarter was the second payment from the license agreement with Ishida. This agreement was signed in 2007 for development, marketing and sales of wireless graphic display labels mainly for the Japanese market. Pricer will also receive volume-based royalties for these products, expected as from the end of 2008.

Operating expenses decreased to SEK 55.7 M (74.6) for the half year and SEK 28.7 M (40.1) for the second quarter. 2007 was, however, affected by provisions for severance from the restructuring program in that year and, effects from the reduced headcounts are appearing in 2008.

The operating result amounted to SEK 22.4 M (-13.9) for the half year which is an improvement of SEK 36.3 M. During the quarter operating result amounted to SEK 16.2 M (-10.7).

Net financial items amounted to SEK -9.1 M (-2.1) for the half year and to SEK -2.1 M (-2.0) for the quarter and consisted of negative currency effects from revaluations of cash positions and loans to subsidiaries in foreign currencies and interest expense on convertible debentures.

The net result was SEK 14.4 M (-14.9) for the half year and SEK 14.6 M (-12.2) for the quarter.

Net Sales, SEK M



600
500
400
300
200
100
0
Q 2 '07
Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08
Quarter
Moving 4 quarters

Net sales and operating result

SEK M	Apr - Jun 2008	Apr - Jun 2007	Jan - Jun 2008	Jan - Jun 2007
Net sales	115.2	102.9	190.6	167.0
Cost of goods sold	-70.3	-73.5	-118.7	-120.3
Gross profit	44.9	29.4	71.9	46.7
Gross margin, %	39	29	38	28
Other operating items	-	-	6.2	14.0
Expenses	-28.7	-40.1	-55.7	-74.6
Operating result	**16.2**	**-10.7**	**22.4**	**-13.9**

Market development

At the end of the second quarter, Pricer had installed over 4,000 stores in over 30 countries with electronic shelf labels (ESL).

DotMatrix™ displays were successfully introduced into key markets as a complete electronic display solution in both food and non food segments following the worldwide launch in the first quarter. Sales of segment based labels remain the bulk of revenues. Pricer installed 188 new stores in the quarter (not including the continued Metro migration of its German Cash & Carry-chain), of which 155 were through distribution channels, bringing the year to date to 370 new stores. While retailers are visibly delaying decisions on new investments, the tough retail environment has not seriously affected sales into established accounts or markets.

Europe

Europe continues to drive sales with over 80 percent of new installations and SEK 100 M of revenues in the second quarter. Sales grew in most European countries. Pilot activity has increased significantly in Europe as wage issues rise to the forefront of retail concerns. Several key wins were made.

Pricer was selected as the sole supplier for the Casino group to provide ESL solutions, system integration and support services over the next two years. Orders relating to this agreement are expected in the coming quarters. Casino is amongst the largest retailers in Europe and a leader in store automation and one of the earliest to deploy ESL. Since 2002, over 6,500,000 ESLs have been implemented in Casino stores across 110 hypermarkets and 300 supermarkets. As the first installations are due for renewal, Casino will begin modernizing and upgrading existing installations as well as extending ESL into new store areas and new stores within the group.

One of Denmark's largest pharmacy chains, Apotekeren, signed an agreement to equip its member stores with ESL. The 47 pharmacies are being installed by Pricer's Danish partner NNIT and will be completed during 2008. The value of the order was in excess of SEK 5 M.

Pricer received an order from two E. Leclerc hypermarkets in the French E. Leclerc Lecasud region to modernize their ESL systems. The hypermarkets will install a total of 70,000 Pricer DotMatrix™ graphic ESLs using electronic paper display technology, also referred to as a bi-stable display technology.

Pricer has almost completed the installations of nine Maxi Coop in France.

Several of Europe's leading chains including Aldeasa, one of Europe's largest duty free chains, piloted a complete DotMatrix™ solution.

Asia

Sales have weakened in Japan during the reporting period. Although the weakness in the retail sector is being felt, it is more at this point a result of new display technologies continuing to gain interest. Several leading technology companies continue to announce their developments in the field. However, Pricer's unique position as both market leader and of supporting both segment based and pixel based displays under one and same platform.

America

Sales remain disappointing and new initiatives have not made any breakthrough, mainly due to downturn in retail business in general.



Order entry, SEK M
600
500
400
300
200
100
0
Q 2 '07
Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08
Quarter
Moving 4 quarters



Gross margin, %
Q 2 '07
Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08
45
40
35
30
25
20
15
10
5
0
Quarter
Moving 4 quarters

Financial position

Cash flow from operating activities amounted to SEK -24.5 M (-1.0) for the half year. Cash flow has been negatively affected by increased inventory levels (from low levels), increased receivables due to the relative increase of sales to customers in Europe. Also reduced current liabilities have affected cash flow negatively as provisions for severence and product issues relating ot the restructuring program from 2007 have been paid. Cash flow from operating activities during the quarter amounted to SEK -17.0 (-5.6). Working capital amounted to SEK 117.7 M (93.7) at the end of the quarter. Liquid funds at the end of June amounted to SEK 73.6 M (52.5).

Pricer issued convertible debentures of SEK 74.9 M in April 2007. The duration of the debentures is two years until March 2009 with approximately 9 percent annual interest (6 months STIBOR + 4.5 percent). The loans can be converted to shares in Pricer at a share price of SEK 0.70, corresponding to a dilution of about 9 percent. In line with IFRS a portion of the debenture loans is accounted as equity and, furthermore, an adjustment is being made to the interest expense during the duration of the loans.

Cash Flow from operating activities, SEK M


Q 2 '07
Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08
50
25
0
-25
-50
-75
Quarter
Moving 4 quarters

Operating Results, SEK M


50
25
0
-25
Q 2 '07
Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08
Quarter
Moving 4 quarters

Capital expenditure

Investments in fixed assets were low in the period. Total net capital expenditure amounted to SEK 0.0 M (5.4) for the half year and to a net positive SEK 0.1 M (5.6) for the quarter.

Personnel

The average number of employees during the half year was 72 (100) and during the quarter 70 (97). The number of employees at the end of June was 68 (96).

Number of Employees


140
120
100
80
60
40
20
0
Q 2 '07
Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08

Parent company

The parent company had net sales of SEK 160.2 M (128.5) and result before tax was SEK 11.3 M (6.6) for the half year. Capital expenditures were SEK 0.1 M (0.6). The company had liquid funds of SEK 63.7 M (21.6) at the end of June.

Risks and uncertainties

Pricer's results and financial position are affected by a number of risk factors that should be taken into consideration when assessing the company and its future potential. These risks are primarily related to development of the ESL market and the company's access to financing. Given the customer structure and the large size of the contracts any delay in the installations may have a significant impact on any given quarter. In addition to this, reference is made to a more elaborated description of risks and uncertainties in the annual report.

Related party transaction

There have been no significant transactions with related parties which has a material impact on the financial standing and results of Pricer.

Accounting principles

Pricer follows the IFRS standards adopted by EU and interpretations thereof (IFRIC). This interim report is issued in accordance with IAS 34 Interim reporting. Accounting principles and accounting methods are unchanged as compared to the annual report. For the parent company Pricer follows the Swedish Annual Accounts Act (1995:1554) and RFR 2.1.

Subsequent events

Pricer's master distributor in Italy, Nicolis Projects placed orders for over 25 stores following several major wins in Italy with leading food grocers Bennet Hypermarkets, Sisa Supermarkets, Famila, Crai, Conad and E. Leclerc. The orders were in excess of SEK 10 M. Deliveries are to be completed during 2008.

A second grouping of Franprix supermarkets in France have chosen Pricer and Toshiba for the deployment of ESL solutions, system integration and support services. Franprix has ordered 62 stores to be deployed with Pricer ESL before year end 2008. The contract is valued at approximately SEK 20 M. Pricer's ESL system has previously been installed in over 100 Franprix supermarkets.

Outlook

Pricer, having focused on immediate cost restructuring and gross margin improvements, is confident in continued strengthened profit for 2008 even with moderate volume growth.

Next reporting date

The interim report for January-September 2008 will be published on November 12, 2008.

The Board of Directors declares that the undersigned six-month interim report provides a true and fair overview of the Parent Company's and Group's operations, their financial position and performance, and describes material risks and uncertainties facing the Parent Company and other companies in the Group.

Sollentuna, August 21, 2008
Pricer AB (publ)

Mikael Bragd Director	Daniel Furman Director
Bo Kastensson Director	Peter Larsson Director
Magnus Schmidt Vice Chairman	Akbar Seddigh Chairman
Charles Jackson CEO	

(The interim report including the review report from the auditors is a translation of the Swedish original only for convenience)

Review report

Introduction

We have reviewed the interim report for Pricer AB (publ) for the period 2008-01-01--2008-06-30. The board of directors and the managing director is responsible for the preparation and presentation of this interim financial information in accordance with the Annual Accounts Act and IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements (SÖG) 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain the level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not, in all material respects, in accordance with the Annual Accounts Act and IAS 34.

Stockholm, August 21, 2008
KPMG Bohlins AB

Åsa Wirén Linder
Authorized Public Accountant

In its capacity as issuer, Pricer AB is releasing the information in this interim report for January-June 2008 in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 09.30 hrs CEST on Thursday August 21, 2008.

For further information, please contact:
Charles Jackson, CEO, Pricer AB +46 8 505 582 00

CONSOLIDATED INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 2 2008	Q 2 2007	Half year 2008	Half year 2007	Full year 2007
Net sales	**115.2**	**102.9**	**190.6**	**167.0**	**432.3**
Cost of goods sold	-70.3	-73.5	-118.7	-120.3	-300.3
Gross profit	**44.9**	**29.4**	**71.9**	**46.7**	**132.0**
Other operating items, net	-	-	6.2	14.0	20.6
Selling and administrative expenses	-22.7	-29.6	-44.9	-55.8	-114.7
Research and development expenses	-6.0	-10.5	-10.8	-18.8	-31.9
Operating result	**16.2**	**-10.7**	**22.4**	**-13.9**	**6.0**
Net financial items	-2.1	-2.0	-9.1	-2.1	-7.2
Result before tax	**14.1**	**-12.7**	**13.3**	**-16.0**	**-1.2**
Taxes	0.5	0.5	1.1	1.1	2.2
Net result for the period	**14.6**	**-12.2**	**14.4**	**-14.9**	**1.0**
Attributable to:					
Equity holders of the Parent Company	14.6	-12.2	14.4	-15.0	1.1
Minority interest	0.0	0.0	0.0	0.1	-0.1
Net result for the period	**14.6**	**-12.2**	**14.4**	**-14.9**	**1.0**

EARNINGS PER SHARE, NUMBER OF SHARES	Q 2 2008	Q 2 2007	Half year 2008	Half year 2007	Full year 2007
Earnings per share before dilution, SEK	0.01	-0.01	0.01	-0.01	0.00
Earnings per share after dilution, SEK	0.01	-0.01	0.01	-0.01	0.00
Number of shares, millions	1,016	1,016	1,016	1,016	1,016
Number of shares after dilution, millions	1,173	1,082	1,163	1,049	1,101

NET SALES BY GEOGRAPHICAL MARKET **Amounts in SEK M**	Q 2 2008	Q 2 2007	Half year 2008	Half year 2007	Full year 2007
Nordic Countries	8.0	5.5	11.4	9.6	23.6
Rest of Europe	92.0	66.0	140.8	107.4	250.1
Asia	10.1	29.6	30.2	46.3	142.5
Rest of the world	5.1	1.8	8.2	3.7	16.1
Total net sales	**115.2**	**102.9**	**190.6**	**167.0**	**432.3**

CONSOLIDATED BALANCE SHEET - SUMMARY

Amounts in SEK M	2008-06-30	2007-06-30	2007-12-31
Intangible fixed assets	260.5	270.6	265.8
Tangible fixed assets	3.8	7.2	5.6
Financial assets	0.1	0.2	0.1
Total fixed assets	**264.4**	**278.0**	**271.5**
Inventories	42.6	53.6	28.8
Other receivables	146.2	126.1	132.1
Cash and cash equivalents	73.6	52.5	100.1
Total current assets	**262.4**	**232.2**	**261.0**
TOTAL ASSETS	**526.8**	**510.2**	**532.5**
Shareholders' equity	373.5	341.9	356.4
Equity, minority interest	0.1	-0.2	0.1
Total equity	**373.6**	**341.7**	**356.5**
Long-term liabilities	82.0	48.0	80.9
Short-term liabilities	71.2	120.5	95.1
Total liabilities	**153.2**	**168.5**	**176.0**
TOTAL EQUITY AND LIABILITIES	**526.8**	**510.2**	**532.5**
Pledged assets	131.6	316.4	310.9
Contingent liabilities	1.2	1.2	1.2
Shareholders' equity per share, SEK	0.37	0.34	0.35
Shareholders' equity, SEK, after dilution	0.41	0.37	0.39

CHANGE IN EQUITY

	Half year	**Half year**	**Full year**
Amounts in SEK M	**2008**	**2007**	**2007**
Equity at start of period	**356.5**	**353.2**	**353.2**
Translation difference	1.4	-0.3	-5.0
Issued employee options	1.3	2.2	2.8
Additional interest on convertible	-	1.5	4.5
Net result for the period	14.4	-14.9	1.0
Equity at end of period	**373.6**	**341.7**	**356.5**
Attributable to:			
- Equity holders of the Parent Company	373.5	341.9	356.4
- Minority interest	0.1	-0.2	0.1
Total	**373.6**	**341.7**	**356.5**

CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

Amounts in SEK M	Q 2 2008	Q 2 2007	Half year 2008	Half year 2007	Full year 2007
Net result after financial items	14.1	-12.7	13.3	-16.0	-1.2
Adjustment for non-cash items	3.9	2.9	10.6	7.5	12.3
Paid tax	-	-0.5	-	-0.8	-0.1
Change in working capital	-35.0	4.7	-48.4	8.3	19.4
Cash flow from operating activities	**-17.0**	**-5.6**	**-24.5**	**-1.0**	**30.4**
Cash flow from investing activities	**0.1**	**5.6**	**0.0**	**5.4**	**4.9**
Cash flow from financing activities	**0.6**	**16.8**	**0.0**	**15.7**	**34.3**
Cash flow for the period	**-16.3**	**16.8**	**-24.5**	**20.1**	**69.6**
Cash and cash equivalents at start of period	88.6	35.8	100.1	31.6	31.5
Exchange rate difference in cash and cash equivalents	1.3	-0.1	-2.0	0.8	-1.0
Cash and cash equivalents at end of period [1]	**73.6**	**52.5**	**73.6**	**52.5**	**100.1**
Unutilised bank overdraft facilities	-	-	-	-	-
Disposable funds at end of period	**73.6**	**52.5**	**73.6**	**52.5**	**100.1**
[1] Whereof blocked accounts	1.2	1.2	1.2	1.2	1.2

KEY RATIOS, GROUP

Amounts in SEK M	Q 2 2008	Q 1 2008	Q 4 2007	Q 3 2007	Q 2 2007
Order entry	74.5	98.1	89.3	115.0	145.3
Order entry - moving 4 quarters	376.9	447.7	440.7	421.9	350.3
Net sales	115.2	75.4	133.4	131.9	102.9
Net sales - moving 4 quarters	455.9	443.6	432.3	412.6	406.6
Operating result	16.2	6.2	20.7	-0.8	-10.7
Operating result - moving 4 quarters	42.3	15.4	6.0	-22.9	-19.4
Result for the period	14.6	-0.2	21.3	-5.4	-12.2
Cash flow from operating activities	-17.0	-7.5	34.6	-3.2	-5.6
Cash flow from op.activities - moving 4 quarters	6.9	18.3	30.4	-7.7	-28.7
Number of employees, end of period	68	70	83	93	96
Equity ratio	71%	67%	65%	65%	67%

PARENT COMPANY INCOME STATEMENT - SUMMARY

Amounts in SEK M	Half year 2008	Half year 2007	Full year 2007
Net sales	**160.2**	**128.5**	**326.6**
Cost of goods sold	-120.5	-96.7	-241.2
Gross profit	**39.7**	31.8	**85.4**
Other operating income	6.1	14.0	17.9
Selling and administrative expenses	-18.2	-27.7	-58.1
Research and development expenses	-9.1	-11.7	-20.4
Operating result	**18.5**	**6.4**	**24.8**
Result from participations in group companies	-	-	5.9
Net financial items	-7.2	0.2	-0.5
Result before tax	**11.3**	**6.6**	**30.2**
Tax on result for the period	-	-	-
Net result for the period	**11.3**	**6.6**	**30.2**

PARENT COMPANY BALANCE SHEET - SUMMARY

Amounts in SEK M	2008-06-30	2007-06-30	2007-12-31
Intangible fixed assets	1.2	3.4	2.2
Tangible fixed assets	2.3	5.0	3.8
Financial assets	380.4	328.1	354.3
Total fixed assets	**383.9**	**336.5**	**360.3**
Inventories	31.0	34.9	22.0
Current receivables	57.9	57.4	61.0
Cash and cash equivalents	63.7	37.8	91.3
Total current assets	**152.6**	**130.1**	**174.3**
TOTAL ASSETS	**536.5**	**466.6**	**534.6**
Shareholders' equity	408.4	370.2	397.2
Total equity	**408.4**	**370.2**	**397.2**
Long-term liabilities	74.5	34.7	72.9
Current liabilities	53.6	61.7	64.5
Total liabilities	**128.1**	**96.4**	**137.4**
TOTAL EQUITY AND LIABILITIES	**536.5**	**466.6**	**534.6**
Pledged assets	131.9	301.7	131.9
Contingent liabilities	0.2	0.2	0.2

About Pricer

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,000 installations in over 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX.
For further information, please visit www.pricer.com

Pricer AB (publ.)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

END